SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                             LIFE TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    532177201
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Richard A. Weinberg, Esq.
                        c/o ISP Management Company, Inc.
                                 1361 Alps Road
                             Wayne, New Jersey 07470
                                 (973) 628-3000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 With a copy to:

                             Stephen E. Jacobs, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                          New York, New York 10153-0119
                                 (212) 310-8000

                              ---------------------


                                November 10, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)

                                                       SCHEDULE 13D

-----------------------------------------                                     -------------------------------------------

CUSIP NO.  532177201                                                                         Page 2 of 12 Pages

-----------------------------------------                                     -------------------------------------------

---------- --------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                      ISP Opco Holdings Inc.

---------- --------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                         (a) [ ]
                                                                                    (b) [X]

---------- --------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- --------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS

                                                                00

---------- --------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [ ]


---------- --------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                                                             Delaware

---------- --------------------------------------------------------------------------------------------------------------
                               7        SOLE VOTING POWER
    NUMBER OF                                                                  0

     SHARES                 ----------- ---------------------------------------------------------------------------------
                               8        SHARED VOTING POWER
 BENEFICIALLY OWNED                                                            1,951,400

 BY EACH REPORTING          ----------- ---------------------------------------------------------------------------------
                               9        SOLE DISPOSITIVE POWER
    PERSON                                                                     0

     WITH                   ----------- ---------------------------------------------------------------------------------
                               10       SHARED DISPOSITIVE POWER
                                                                               1,951,400

---------- --------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                               1,951,400

---------- --------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES               [ ]


---------- --------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                               8.2%

---------- --------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                                                                CO
---------- --------------------------------------------------------------------------------------------------------------


                                                       SCHEDULE 13D

-----------------------------------------                                     -------------------------------------------

CUSIP NO.  532177201                                                                         Page 3 of 12 Pages

-----------------------------------------                                     -------------------------------------------

---------- --------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                       ISP Investments Inc.

---------- --------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                         (a)  [ ]
                                                                                    (b)  [X]

---------- --------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- --------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                                                               WC,00

---------- --------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]


---------- --------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                                                             Delaware

---------- --------------------------------------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER
    NUMBER OF                                                                  1,951,400

     SHARES                   ----------- -------------------------------------------------------------------------------
                                 8        SHARED VOTING POWER
 BENEFICIALLY OWNED                                                            0

 BY EACH REPORTING            ----------- -------------------------------------------------------------------------------
                                 9        SOLE DISPOSITIVE POWER
     PERSON                                                                    1,951,400

     WITH                     ----------- -------------------------------------------------------------------------------
                                 10       SHARED DISPOSITIVE POWER
                                                                               0

---------- --------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                               1,951,400

---------- --------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES               [ ]


---------- --------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                               8.2%

---------- --------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                                                                CO

---------- --------------------------------------------------------------------------------------------------------------

                                                       SCHEDULE 13D

-----------------------------------------                                     -------------------------------------------

CUSIP NO.  532177201                                                                         Page 4 of 12 Pages

-----------------------------------------                                     -------------------------------------------

---------- --------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              International Specialty Products Inc.

---------- --------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                          (a)  [ ]
                                                                                     (b)  [X]

---------- --------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- --------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                                                                00

---------- --------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [ ]


---------- --------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                                                             Delaware

---------- --------------------------------------------------------------------------------------------------------------
                                 7        SOLE VOTING POWER
    NUMBER OF                                                                  0

     SHARES                   ----------- -------------------------------------------------------------------------------
                                 8        SHARED VOTING POWER
 BENEFICIALLY OWNED                                                            1,951,400

 BY EACH REPORTING            ----------- -------------------------------------------------------------------------------
                                 9        SOLE DISPOSITIVE POWER
     PERSON                                                                    0

      WITH                    ----------- -------------------------------------------------------------------------------
                                 10       SHARED DISPOSITIVE POWER
                                                                               1,951,400

---------- --------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                               1,951,400

---------- --------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES              [ ]


---------- --------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                               8.2%

---------- --------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                                                                CO

---------- --------------------------------------------------------------------------------------------------------------

                                                        SCHEDULE 13D

-----------------------------------------                                     -------------------------------------------

CUSIP NO.  532177201                                                                         Page 5 of 12 Pages

-----------------------------------------                                     -------------------------------------------

---------- --------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                    Samuel J. Heyman

---------- --------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                          (a)  [ ]
                                                                                     (b)  [X]

---------- --------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- --------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                                                                00

---------- --------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]


---------- --------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                USA

---------- --------------------------------------------------------------------------------------------------------------
                                7        SOLE VOTING POWER
     NUMBER OF                                                                 0

      SHARES                 ----------- --------------------------------------------------------------------------------
                                8        SHARED VOTING POWER
 BENEFICIALLY OWNED                                                            1,951,400

 BY EACH REPORTING           ----------- --------------------------------------------------------------------------------
                                9        SOLE DISPOSITIVE POWER
      PERSON                                                                   0

       WITH                  ----------- --------------------------------------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                                                               1,951,400

---------- --------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                               1,951,400

---------- --------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES              [ ]


---------- --------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                               8.2%

---------- --------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                                                                IN

---------- --------------------------------------------------------------------------------------------------------------


 Item 1. Security and Issuer
         -------------------

         This statement of beneficial ownership on Schedule 13D ("Schedule 13D") relates to the common stock, par value $.01 per share ("Common Stock"), of Life Technologies, Inc. (the "Corporation"). The address of the principal executive office of the Corporation is 9800 Medical Center Drive, Rockville, MD 20850.


Item 2.  Identity and Background
         -----------------------

         The persons filing this Schedule 13D are ISP Opco Holdings Inc., a Delaware corporation ("ISP Opco"), ISP Investments Inc., a Delaware corporation ("ISP Investments"), International Specialty Products Inc., a Delaware corporation ("ISP"), and Samuel J. Heyman, a citizen of the United States of America. ISP Opco, ISP Investments and ISP have their principal place of business at 818 Washington Street, Wilmington, Delaware 19801. Mr. Heyman has his principal place of business at 1361 Alps Road, Wayne, New Jersey 07470. ISP Opco, ISP Investments and ISP are sometimes hereinafter referred to as the "ISP Reporting Persons." The ISP Reporting Persons, together with Mr. Heyman, are sometimes hereinafter referred to as the "Reporting Persons."

         ISP Opco is a wholly-owned subsidiary of ISP. ISP Investments is an indirect, wholly-owned subsidiary of ISP Opco. Mr. Heyman beneficially owns (as defined in Rule 13d-3) approximately 76% of the capital stock of ISP and is the Chairman and Chief Executive Officer of ISP and Chief Executive Officer of each of ISP Opco and ISP Investments.

         The business of ISP consists primarily of owning 100% of the outstanding common stock of ISP Opco. The business of ISP Investments consists of holding investments for ISP Opco. ISP Opco, through its wholly-owned subsidiaries, develops, manufactures, sells and distributes specialty chemicals, mineral products and filter products.

         The name, position, business address and citizenship of each director and executive officer of ISP Opco are set forth on Schedule A hereto.

         The name, position, business address and citizenship of each director and executive officer of ISP Investments are set forth on Schedule B hereto.

         The name, position, business address and citizenship of each director and executive officer of ISP are set forth on Schedule C hereto.

         None of the Reporting Persons nor any of the persons listed on Schedules A through C hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         The aggregate amount of funds used by the Reporting Persons to purchase the 1,951,400 shares of Common Stock (the "Shares") beneficially owned (or deemed, solely for purposes of Rule 13d-3, to be beneficially owned) by them, directly or indirectly, was approximately $72,137,354 including commissions.

         The funds used to purchase such Shares were obtained by ISP Investments from working capital of ISP Investments, loans from affiliates and borrowings pursuant to standard margin arrangements.


Item 4.  Purpose of Transaction
         ----------------------

         Following the announcement of Dexter Corporation's intention to acquire the 48% interest in the Corporation not owned by it, the Reporting Persons have acquired the Shares. These purchases were made to obtain an equity position in the Corporation, the Common Stock of which, in the opinion of the Reporting Persons, is substantially undervalued. Subject to availability at prices deemed favorable by the Reporting Persons, the Reporting Persons may purchase additional shares of Common Stock from time to time in the open market or otherwise. The Reporting Persons also may attempt to dispose of Shares in the open market, in privately negotiated transactions or otherwise.

         The Reporting Persons consider their equity position to be for investment purposes only. The Reporting Persons intend to closely monitor developments at and pertaining to the Corporation.

         Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         As of the close of business on November 20, 1998, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3, to beneficially own), directly or indirectly, an aggregate of 1,951,400 Shares, representing approximately 8.2% of the Common Stock outstanding on November 20, 1998 (based on 23,770,344 shares of Common Stock believed by the Reporting Persons to be outstanding as of November 3, 1998). ISP Investments has direct beneficial ownership of all of such Shares.

         ISP Investments has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Shares. ISP Opco, by virtue of its ownership of all of the outstanding capital stock of ISP Investments, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares. ISP, by virtue of its ownership of all of the outstanding common stock of ISP Opco, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares. Mr. Heyman, by virtue of his beneficial ownership (as defined in Rule

13d-3) of approximately 76% of the capital stock of ISP, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares. The Reporting Persons disclaim that they constitute a group for purposes of Rule 13d-5 under the Act.

         In the past 60 days, ISP Investments effected transactions in Shares in open market transactions as set forth in Schedule D hereto.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
         ---------------------------------------------------------------------

         None


Item 7.  Materials to be Filed as Exhibits
         ---------------------------------

         None


Signature
---------

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 20, 1998


                                          ISP OPCO HOLDINGS INC.
                                          ISP INVESTMENTS INC.
                                          INTERNATIONAL SPECIALTY PRODUCTS INC.

                                          By: /s/ James P. Rogers
                                              ----------------------------------
                                              James P. Rogers
                                              Executive Vice President -
                                                Finance



                                              /s/ Samuel J. Heyman
                                              ----------------------------------
                                              Samuel J. Heyman

                                   SCHEDULE A


         The name and position of the director and executive officers of ISP Opco Holdings Inc. are set forth below. The business address of the director and each executive officer is c/o ISP Management Company, Inc., 1361 Alps Road, Wayne, New Jersey 07470, except as indicated below. All executive officers and the director are citizens of the United States, except for Peter R. Heinze who is a citizen of Germany.

Name                       Position
----                       --------

Samuel J. Heyman           Chief Executive Officer

Peter R. Heinze            President and Chief Operating Officer

Carl R. Eckardt            Executive Vice President - Corporate Development

James P. Rogers            Executive Vice President - Finance

Richard A. Weinberg        Director, Executive Vice President, General Counsel
                           and Secretary

Andrew G. Mueller          Executive Vice President - Operations

Randall R. Lay             Vice President and Chief Financial Officer

                                   SCHEDULE B


         The name and position of the director and executive officers of ISP Investments Inc. are set forth below. The business address of the director and each executive officer is c/o ISP Management Company, Inc., 1361 Alps Road, Wayne, New Jersey 07470. All executive officers and the director are citizens of the United States, except for Peter R. Heinze who is a citizen of Germany.

Name                       Position
----                       --------

Samuel J. Heyman           Chief Executive Officer

Peter R. Heinze            President and Chief Operating Officer

James P. Rogers            Executive Vice President - Finance

Richard A. Weinberg        Director, Executive Vice President, General Counsel
                           and Secretary

Andrew G. Mueller          Executive Vice President - Operations

Randall R. Lay             Vice President and Chief Financial Officer

                                   SCHEDULE C


         The name and position of the directors and executive officers of International Specialty Products Inc. are set forth below. The business address of each executive officer and director is c/o ISP Management Company, Inc., 1361 Alps Road, Wayne, New Jersey 07470, except as indicated below. All executive officers and directors are citizens of the United States, except for Peter R. Heinze who is a citizen of Germany.


Name                       Position
----                       --------

Samuel J. Heyman           Director, Chairman and Chief Executive Officer

Peter R. Heinze            Director, President and Chief Operating Officer

Carl R. Eckardt            Director and Executive Vice President - Corporate
                           Development

James P. Rogers            Executive Vice President-Finance

Richard A. Weinberg        Executive Vice President, General Counsel and
                           Secretary

Andrew G. Mueller          Executive Vice President - Operations

Randall R. Lay             Vice President and Chief Financial Officer

Harrison J. Goldin         Director

Charles M. Diker           Director

Sanford Kaplan             Director

Burt Manning               Director


Mr. Goldin is the senior managing director of Goldin Associates, L.L.C., a consulting firm, the address of which is 767 Fifth Avenue, New York, New York 10153. Mr. Diker is a non-managing principal of Weiss, Peck & Greer, an investment management firm, the address of which is 1 New York Plaza, New York, New York 10004. Mr. Kaplan is a private investor and consultant. Mr. Manning is Chairman Emeritus of J. Walter Thompson Company, a multinational advertising company, and President of Brookbound Incorporated, a strategic consultancy company, the address of which is 1200 Summer Street, Stamford, CT 06905.

                                   SCHEDULE D



         The following schedule sets forth information with respect to each purchase of Shares which was effectuated by the Reporting Persons during the past 60 days. All transactions were effectuated in the open market through a broker.



          ISP Investments Inc. (through ISP Investments Grantor Trust)
          ------------------------------------------------------------

                                  Number of
     Date                     Shares Purchased             Price per Share*
     ----                     ----------------             ----------------

   09-23-98                         7,500                      $35.75
   09-25-98                        20,000                       34.94
   10-01-98                        10,000                       32.94
   10-05-98                         5,000                       33.06
   10-06-98                        15,100                       33.17
   10-07-98                        49,500                       32.25
   10-08-98                        20,000                       29.67
   10-09-98                         1,300                       31.62
   10-12-98                         2,400                       32.50
   10-28-98                        25,000                       36.69
   10-28-98                        55,000                       36.63
   10-29-98                        24,600                       37.00
   10-29-98                        90,000                       37.00
   10-30-98                       120,000                       37.12
   11-02-98                        70,000                       37.16
   11-03-98                       132,500                       37.35
   11-04-98                       307,500                       37.36
   11-05-98                        55,000                       37.17
   11-06-98                        10,000                       37.25
   11-09-98                       108,000                       37.39
   11-10-98                        65,000                       37.07
   11-11-09                        35,000                       37.19
   11-12-98                         3,500                       37.25
   11-13-98                        19,500                       37.35
   11-16-98                        10,000                       37.25
   11-16-98                        50,000                       37.38
   11-16-98                        80,000                       37.40
   11-17-98                         5,000                       37.38
   11-17-98                        55,000                       37.33
   11-18-98                       311,000                       37.37
   11-19-98                        84,000                       37.31
   11-20-98                       105,000                       37.43


          *Excluding commissions